SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
MOLDFLOW CORPORATION
(Name of Subject Company)
MOLDFLOW CORPORATION
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
608507109
(CUSIP Number of Class of Securities)

A. Roland Thomas
Chairman of the Board of Directors,
President and Chief Executive Officer
Moldflow Corporation
492 Old Connecticut Path, Suite 401
Framingham, Massachusetts 01701
(508) 358-5848
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Stuart M. Cable, Esq.
James A. Matarese, Esq.
Danielle M. Lauzon, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits.
SIGNATURE
EX-(a)(8) - Memorandum to Employees, dated June 2, 2008

     This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended through the date hereof (as amended, the “Schedule 14D-9”), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2008, by Moldflow Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Switch Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Autodesk, Inc., a Delaware corporation (“Autodesk”), disclosed in a Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Schedule TO”), originally filed with the SEC on May 15, 2008, to purchase all of the outstanding common stock, par value $0.01 per share, of the Company (the “Common Stock”), at a price of $22.00 per share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which were filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 9.	Exhibits.
Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(8)	Memorandum to Company’s employees, dated June 2, 2008.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2008	MOLDFLOW CORPORATION
	By:	/s/ Lori M. Henderson
Lori M. Henderson
Chief Administrative Officer and General Counsel